
SEC
Mail Processing
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NOV 29 2010
Washington, DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17983

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/01/09** (MM/DD/YY) AND ENDING **09/30/10** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Raymond James Financial Services, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Carillon Parkway
(No. and Street)

St. Petersburg	**Florida**	**33716**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard B. Franz, II **727-567-1000**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

100 North Tampa Street Suite 1700	**Tampa**	**Florida**	**33602**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RAYMOND JAMES FINANCIAL SERVICES, INC.
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2010

SUMMARY OF CONTENTS

RAYMOND JAMES

November 24, 2010

Gentlemen:

We, the undersigned, officers of Raymond James Financial Services, Inc., have caused an audit to be made in accordance with the prescribed regulations and have arranged for the preparation of the Annual Financial Statements and supplementary schedules.

OATH OR AFFIRMATION

We, Richard G. Averitt III and Richard B. Franz II, officers of Raymond James Financial Services, Inc., affirm to the best of our knowledge and belief, that the accompanying financial statements and supporting schedules pertaining to the firm of Raymond James Financial Services, Inc., as of September 30, 2010, are true and correct. We further affirm that neither the company nor any principal officer nor director has any proprietary interest in any account classified solely as that of a customer.

Chairman

Principal Financial Officer

State of Florida
County of Pinellas

Before me personally appeared Richard G. Averitt III and Richard B. Franz II, to me well known and known to me to be the persons described in and who executed the foregoing instrument, and acknowledged to me and before me, that Richard G. Averitt III and Richard B. Franz II executed said instrument for the purposes therein expressed.

WITNESS, my hand and official seal this 24th day of November, A.D., 2010.

Notary Public
State of Florida at Large

My commission expires:

Notary Public State of Florida
Karen B Wachtel
My Commission DD846078
Expires 02/21/2013

Raymond James Financial Services, Inc.
Member FINRA/SIPC
880 Carillon Parkway • St. Petersburg, FL 33716
727.567.3016 • 800.237.8691 Ext. 73016 • 727.567.8323 Fax



KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Report of Independent Registered Public Accounting Firm

The Board of Directors
Raymond James Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Raymond James Financial Services, Inc. (a wholly owned subsidiary of Raymond James Financial, Inc.) (the Company) as of September 30, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Raymond James Financial Services, Inc. as of September 30, 2010, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

November 24, 2010
Certified Public Accountants

RAYMOND JAMES FINANCIAL SERVICES, INC.
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION
September 30, 2010
(in thousands, except share and par value amounts)

Assets		
Cash and Cash Equivalents	$	80,153
Receivables from Affiliates		369
Other Receivables, Net of Allowance of $2,916		30,854
Deferred Income Taxes, Net		9,358
Property and Equipment, Net of Accumulated Depreciation of $2,270		156
Prepaid Expenses and Other Assets		442
Total Assets	$	121,332
Liabilities and Stockholder's Equity		
Accrued Compensation, Commissions and Benefits		50,033
Income Taxes Payable		10,218
Payables to Affiliates		761
Accrued Expenses and Other Liabilities		11,250
Total Liabilities		72,262
Stockholder's Equity:		
Common Stock - $1 Par Value; Authorized 5,000 Shares; Issued and Outstanding 5,000 Shares		5
Additional Paid-in Capital		37,021
Retained Earnings		12,044
Total Stockholder's Equity		49,070
Total Liabilities and Stockholder's Equity	$	121,332

See Accompanying Notes to Financial Statements.

RAYMOND JAMES FINANCIAL SERVICES, INC.
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS:

Raymond James Financial Services, Inc. ("we", "us", "our" and "ours") is a Florida corporation and is a wholly-owned subsidiary of Raymond James Financial, Inc. ("RJF" or the "Parent"). We are a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). We support independent contractor financial advisors in providing a comprehensive range of investments and services to their retail customers, including asset management, estate planning, retirement planning and investment management.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

We conform to our Parent's fiscal year end of September 30th. The Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), the more significant of which are summarized below.

Accounting Estimates and Assumptions

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates and could have a material impact on the Statement of Financial Condition.

Securities Transactions

We clear all securities transactions on a "fully-disclosed" basis through Raymond James & Associates, Inc. ("RJ&A"), a wholly-owned broker-dealer subsidiary of RJF. Under the clearing arrangement, RJ&A confirms securities trades, processes securities movements and records transactions for clients in its accounts.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments with an initial maturity of 90 days or less.

Receivables and Allowance for Doubtful Accounts

We make loans to our financial advisors, who are independent contractors, primarily for recruiting and retention purposes. These loans are included in Other Receivables in the amount of $31,900,000 less an allowance for doubtful accounts of $2,916,000. We maintain an allowance for doubtful accounts based on an evaluation of our ability to collect such loans. Our ongoing evaluation includes the review of specific accounts of financial advisors no longer associated with us and our historical collection experience. When the review of these accounts indicates that any further collection activity is highly unlikely, the loans are written-off and the corresponding allowance for doubtful accounts is reduced.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of assets is primarily provided for using the straight-line method over the estimated useful lives of the assets, which range from two to seven years for software and two to five years for furniture, fixtures and equipment.

Additions, improvements and expenditures that extend the useful life of an asset are capitalized.

Income Taxes

Our results of operations are included in the consolidated federal and certain state income tax returns of RJF. As a result of the inclusion in consolidated filings, the majority of income taxes payable reported on the Statement of Financial Condition is payable to RJF. Federal and state income taxes are provided, under a tax sharing agreement with RJF, on a pro-rata method. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. U.S. GAAP recognizes that the final outcome of certain tax positions we may take are uncertain, and provides standards for reflecting these uncertainties in our financial statements. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial position. See Note 5 for further information on our income taxes.

Stock Compensation

Certain employees participate in various RJF incentive stock options and restricted stock plans which provide for the issuance of RJF common stock. RJF estimates the fair value of share-based awards on the date of grant. Our financial advisors, who are independent contractors, participate in two non-qualified stock option plans and one restricted stock plan. Absent a specific performance commitment, these grants are measured at their vesting date fair value and their fair value estimated at reporting dates prior to that time. Further, we classify non-employee stock option awards as liabilities at fair value upon vesting until these awards are exercised or forfeited. See Note 6 for further information.

Legal Reserves

We recognize liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, we accrue the most likely amount; if not determinable, we accrue the minimum of the range of probable loss.

We record reserves related to legal proceedings in Accrued Expenses and Other Liabilities. The determination of these reserve amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the amount of the loss in the client's account; the basis and validity of the claim; the possibility of wrongdoing on the part of our employees or financial advisors; previous results in similar cases; and legal precedents and case law. Each legal proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management.

NOTE 3 - RELATED PARTY TRANSACTIONS:

Pursuant to formal clearing agreements, RJ&A clears trades for us. RJ&A confirms securities trades, processes securities movements, records transactions with clients in its accounts and collects commissions and fees on our behalf. RJ&A retains a portion of such commissions and fees as a clearing fee for its services.

We participate with our Parent and affiliates in certain expense-sharing agreements. The Statement of Financial Condition reflects amounts receivable, primarily for fees and sales commissions receivable; and amounts payable for these related party transactions.

At September 30, 2010, Receivables from Affiliates of $369,000, primarily for sales commissions receivable, and Payable to Affiliates of $761,000, reflect amounts receivable and payable for the related party transactions. The related party transactions that result in these receivables and payables are settled with cash transfers.

NOTE 4 - NET CAPITAL REQUIREMENTS:

As a registered broker-dealer, we are subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. As a member firm of FINRA, we are also subject to their rules, whose requirements are substantially the same. Rule 15c3-1 also provides for an "alternative net capital requirement" which we have elected. It requires that the minimum net capital, as defined, be equal to the greater of $250,000 or two percent of Aggregate Debit Items arising from client transactions. At September 30, 2010, we had no Aggregate Debit Items and therefore the minimum net capital of $250,000 is applicable.

	September 30, 2010 (in thousands)
Net Capital	$ 14,540
Less: Required Net Capital	(250)
Excess Net Capital	$ 14,290

NOTE 5 - FEDERAL AND STATE INCOME TAXES:

The cumulative effects of temporary differences that give rise to significant portions of the deferred tax asset (liability) items are as follows:

	September 30, 2010 (in thousands)
Deferred Tax Assets:	
Accrued Expenses	$ 6,424
Deferred Compensation	1,862
Capital Expenditures	155
Other	1,177
Total Deferred Tax Assets	9,618
Deferred Tax Liabilities:	
Other	(260)
Total Deferred Tax Liabilities	(260)
Net Deferred Tax Asset	$ 9,358

We have a deferred tax asset at September 30, 2010. No valuation allowance is required at September 30, 2010, as management believes it is more likely than not that the deferred tax asset is realizable based on the ability to net losses against consolidated taxable income of the affiliated group, carryback losses against prior year consolidated taxable income and expectations of future taxable income.

At September 30, 2010, our liability for unrecognized tax benefits was $2,272,000. Interest and penalties accrued as of September 30, 2010 was $748,000.

The aggregate changes in the liability for unrecognized tax benefits was as follows:

	September 30, 2010
	(in thousands)
Liability for Unrecognized Tax Benefits as of October 1, 2009	$ 2,613
Increases for Tax Positions Related to the Current Year	308
Increases for Tax Positions Related to Prior Years	47
Decreases for Tax Positions Related to Prior Years	(10)
Reductions due to Lapsed Statute of Limitations	(686)
Liability for Unrecognized Tax Benefits as of September 30, 2010	$ 2,272

We are included in the consolidated income tax returns of RJF in the U.S. federal jurisdiction and certain consolidated states. We also file separate income tax returns in certain states and local jurisdictions. With few exceptions, we are no longer subject to U.S. federal, state and local income tax examination by tax authorities for years prior to fiscal year 2010 for federal tax returns and fiscal year 2006 for state and local tax returns. Certain transactions occurring in fiscal year 2010 are currently being examined under the IRS Compliance Assurance Program. This program accelerates the examination of key issues in an attempt to resolve them before the tax return is filed. Certain state and local returns are also currently under various stages of audit. The fiscal year 2010 IRS audit and state audits in process are expected to be completed in the fiscal year 2011.

NOTE 6 - BENEFIT PLANS:

Our employees participate in various qualified and non-qualified savings, incentive stock option and restricted stock plans of RJF along with other affiliated companies. RJF allocates the cost of providing these plans to us based on the actual cost per employee. The qualified plans include profit sharing, employee stock ownership, 401(k), employee stock purchase and incentive stock options plans. The profit sharing plan and employee stock ownership plan ("ESOP") provide certain death, disability or retirement benefits for all employees who meet certain service requirements; these plans are noncontributory. Contributions by RJF, if any, are determined annually by RJF's Board of Directors on a discretionary basis. The profit sharing plan and ESOP benefits become fully vested after six years of qualified service. The 401(k) plan provides for us to match 100% of the first $500 and 50% of the next $500 of compensation deferred by each participant annually. The employee stock purchase plan allows employees to choose each year to have up to 20% of their annual compensation specified to purchase RJF's common stock. Share purchases in any calendar year are limited to the lesser of 1,000 shares or shares with a fair market value of $25,000. The purchase price of the stock is 85% of the market price on the day prior to the purchase date. Non-qualified plans, available to only certain employees, include a Long-Term Incentive plan ("LTIP"), restricted stock, stock bonus, stock options and employee investment funds. LTIP is a non-qualified deferred compensation plan that provides benefits to employees who meet certain compensation requirements. Contributions to the qualified plans, and the LTIP contribution for management, are made in amounts approved annually by RJF's Board of Directors.

Certain employees participate in various RJF incentive stock options and restricted stock plans which provide for the issuance of RJF common stock. These awards are forfeitable in the event the employee is no longer associated with us, other than for death, disability or retirement. RJF measures compensation expense for share-based awards made to our employees based on estimated fair values on the date of grant and allocates the expense to us. The resulting payable to our Parent is subsequently paid. Compensation cost is recognized for all stock-based compensation with future service requirements over the applicable vesting periods using the straight-line method. Options granted before August 21, 2008 are exercisable in the 36th to 72nd months following the date of grant and only in the event that the grantee is an employee of ours at that time, disabled, deceased or recently retired. Options granted on or after August 21, 2008 are exercisable in the 36th to 72nd months following the date of grant and only in the event that the grantee is an employee of ours or has terminated within 45 days, disabled, deceased or recently retired.

The fair value of each fixed option grant for these plans is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for stock option grants in fiscal year 2010:

	September 30, 2010
Dividend Yield	1.81%
Expected Volatility	54.44%
Risk-free Interest Rate	2.57%
Expected Lives	5.0 years

The dividend yield assumption is based on RJF's current declared dividend as a percentage of the stock price. The expected volatility assumption is based on RJF's historical stock price and is a weighted average combining (1) the volatility of the most recent year, (2) the volatility of the most recent time period equal to the expected lives assumption, and (3) the annualized volatility of the price of RJF stock since the late 1980's. The risk-free interest rate assumption is based on the U.S. Treasury yield curve in effect at the time of grant of the options. The expected lives assumption is based on the average of (1) the assumption that all outstanding options will be exercised at the midpoint between their vesting date and full contractual term and (2) the assumption that all outstanding options will be exercised at their full contractual term.

Under RJF's stock option plans, our Parent may grant options to certain of our employees. The following activity occurred in fiscal year 2010:

	September 30, 2010	
	Shares	Weighted Average Grant Date Fair Value ($)
Granted	91,500	$ 10.81
Vested	(13,800)	$ 7.45
Forfeited	(500)	$ 10.80

Under RJF's restricted stock plans, our Parent may grant restricted shares of RJF common stock to certain of our employees. The following activity occurred in fiscal year 2010:

	September 30, 2010	
	Shares/Units	Weighted Average Grant Date Fair Value ($)
Granted	16,490	$ 23.31
Vested	(11,442)	$ 31.75
Forfeited	(5,000)	$ 28.55

Our financial advisors, who are independent contractors, are not eligible to participate in certain employee plans discussed above but are eligible to participate in two non-qualified stock option plans, a restricted stock plan and three non-qualified deferred compensation plans. These awards are forfeitable in the event the independent contractor financial advisors are no longer associated with us, other than for death, disability or retirement. RJF allocates the cost of providing these plans to us based on actual cost per individual. Options granted prior to August 21, 2008 are exercisable five years after grant date provided that the financial advisors are still associated with us, disabled, deceased or recently retired. Options granted on or after August 21, 2008 are exercisable five years after grant date provided that the financial advisors are still associated with us or have terminated within 45 days, disabled, deceased or recently retired. Option terms are specified in individual agreements and expire on a date no later than the sixth anniversary of the grant date. Under these fixed stock option plans, the exercise price of each option equals the market price of RJF stock on the date of grant.

The fair value of each fixed option grant awarded to an independent contractor financial advisor is estimated on the date of grant and periodically revalued using the Black-Scholes option pricing model with the following weighted average assumptions used in fiscal year 2010:

	September 30, 2010
Dividend Yield	1.73%
Expected Volatility	51.84%
Risk-free Interest Rate	0.88%
Expected Lives	2.2 yrs

The dividend yield assumption is based on RJF's current declared dividend as a percentage of the stock price. The expected volatility assumption is based on RJF's historical stock price and is a weighted average combining (1) the volatility of the most recent year, (2) the volatility of the most recent time period equal to the expected lives assumption, and (3) the annualized volatility of the price of RJF stock since the late 1980's. The risk-free interest rate assumption is based on the U.S. Treasury yield curve in effect at each point in time the options are valued. The expected lives assumption is based on the difference between the option's vesting date plus 90 days (the average exercise period) and the date of the current reporting period.

Under certain RJF stock option plans, our Parent may grant options to our independent contractor financial advisors. The following activity for independent contractor financial advisors occurred in fiscal year 2010:

	September 30, 2010		
	Shares		Weighted Average Reporting Date Fair Value ($)
Granted	44,863	$	9.96
Vested	-	$	-
Forfeited	(12,350)	$	5.95

Under one of RJF's restricted stock plans, our Parent may grant restricted shares of common stock to independent contractor financial advisors. The following activity for independent contractor financial advisors occurred in fiscal year 2010:

	September 30, 2010		
	Shares		Weighted Average Reporting Date Fair Value ($)
Granted	7,040	$	25.33
Vested	(13,410)	$	22.35
Forfeited	(2,484)	$	25.61

The three non-qualified deferred compensation plans consist of the FID Deferred Bonus Plan ("FID"), the SD Deferred Compensation Plan and the Wealth Accumulation Plan ("WAP"), all of which provide benefits to our independent contractor financial advisors who meet certain production requirements. The contributions are made in amounts approved annually by RJF.

RJF has purchased and holds life insurance on certain participants to earn a competitive rate of return for participants and to provide the source of funds available to satisfy its obligations under both the FID and WAP plans.

NOTE 7 - COMMITMENTS AND CONTINGENCIES:

We offer loans to our financial advisors mainly for recruiting purposes. These commitments are contingent upon certain events occurring, including but not limited to the financial advisor joining us and meeting certain production requirements. In certain circumstances, we may make commitments prior to funding them. As of September 30, 2010, we have made commitments of $5,513,000 in loans that have not yet been funded.

As a result of the extensive regulation of the securities industry, we are subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations, which can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from conducting business. In addition, from time to time, regulatory agencies and self-regulatory organizations institute investigations into industry practices, which can also result in the imposition of such sanctions.

In connection with Auction Rate Securities ("ARS"), we have been subject to ongoing investigations, with which we are cooperating fully, by the SEC, the New York Attorney General's Office and Florida's Office of Financial Regulation. We have been in discussions with the regulatory authorities in an effort to resolve the investigations. We believe we have meritorious defenses, and therefore, any action by a regulatory authority to compel us to repurchase the outstanding ARS held by our clients would likely be vigorously contested by us.

We, in conjunction with other industry participants, continue to actively seek a solution to ARS' illiquidity. This includes issuers restructuring and refinancing the ARS, which has met with some success. Should restructurings and refinancings continue, then clients' holdings could be reduced further. During fiscal year 2010, a large mutual fund sponsor redeemed several of their ARS issues, however, there can be no assurance those refinancings will continue. If we were to consider resolving pending claims, inquiries or investigations by offering to repurchase all or a significant portion of these ARS from certain clients, we would have to have cash or borrowing power to do so. Further, if such repurchases were made at par value there could be a market loss if the underlying securities' value is less than par and any such loss could adversely affect our results of operations.

At the present time, we do not have sufficient cash on hand to repurchase all or a significant portion of the outstanding ARS held by our clients and remain in compliance with all regulatory capital requirements. In such an event, any repurchase would need to be arranged or financed in coordination with our Parent. The financing could be through bank borrowings or with cash raised through a debt or equity offering by our Parent. Both of which, while possible but not necessarily assured, would take some time.

We are named in a class action lawsuit, Defer LP vs. Raymond James Financial, Inc., et al., filed in April 2008, in the United States District Court for the Southern District of New York. The case is similar to those filed against a number of brokerage firms alleging various securities law violations relating to the adequacy of disclosure in connection with the marketing and sale of ARS. The complaint seeks class action status, compensatory damages and costs and disbursements, including attorneys' fees. In September 2010, the court granted Raymond James' motion to dismiss with respect to all claims against Raymond James Financial Services, Inc.

We are a defendant or co-defendant in various lawsuits and arbitrations incidental to our securities business as well as other corporation litigation. We are contesting the allegations in these cases and believe that there are meritorious defenses in each of these lawsuits and arbitrations. In view of the number and diversity of claims against us, the number of jurisdictions in which litigation is pending and the inherent difficulty of predicting the outcome of litigation and other claims, we cannot state with certainty what the eventual outcome of pending litigation or other claims will be. In the opinion of our management, based on current available information, review with outside legal counsel, and consideration of amounts provided for in the accompanying financial statements with respect to these matters, ultimate resolution of these matters will not result in a material adverse impact on our financial position or results of operations. However, resolution of one or more of these matters may have a material effect on the results of operations in any future period, depending upon the ultimate resolution of those matters and upon the level of income for such period.



KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

The Board of Directors
Raymond James Financial Services, Inc.:

In planning and performing our audit of the financial statements of Raymond James Financial Services, Inc. (a wholly owned subsidiary of Raymond James Financial, Inc.) (the Company), as of and for the year ended September 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness yet important enough to merit the attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 24, 2010
Certified Public Accountants


RAYMOND JAMES
FINANCIAL SERVICES, INC.
Member FINRA/SIPC

Individual solutions from independent advisors

International Headquarters: The Raymond James Financial Center
880 Carillon Parkway | St. Petersburg, FL 33716
727-567-1000 | raymondjames.com

RAYMOND JAMES FINANCIAL SERVICES, INC.
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

GENERAL ASSESSMENT RECONCILIATION (FORM SIPC – 7) TO THE SECURITIES INVESTOR PROTECTION CORPORATION

FOR THE PERIOD OCTOBER 1, 2009 TO SEPTEMBER 30, 2010

SUMMARY OF CONTENTS



KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Report of Independent Registered Public Accounting Firm

The Board of Directors
Raymond James Financial Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from October 1, 2009 to September 30, 2010, which were agreed to by Raymond James Financial Services, Inc. (Company), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended September 30, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year from October 1, 2009 to September 30, 2010;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



November 24, 2010
Certified Public Accountants

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended September 30, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-017983 FINRA SEP
RAYMOND JAMES FINANCIAL SERVICES, INC.
ATTN: T BRUNI SUBSIDIARY REPORTING
880 CARILLON PARKWAY
ST. PETERSBURG, FL 33716-1102

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Terry Flass 727-567-4170

2. A. General Assessment (item 2e from page 2) $ 190, 796

B. Less payment made with SIPC-6 filed (exclude interest) (104,539)
4-26-10
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 86,257

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 86,257

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Raymond James Financial Services, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Treasurer
(Title)

Dated the 16th day of November, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10-01, 2009
and ending 09-30, 2010
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 589,841,316
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		30
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		30
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		437,166,896
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		64,357,397
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		6,574,073
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		5,619,006
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		(194,363)
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 30	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		30
Total deductions		513,523,039
2d. SIPC Net Operating Revenues		$ 76,318,307
2e. General Assessment @ .0025		$ 190,796
		(to page 1, line 2.A.)

Raymond James and Associates, Inc.
880 Carillon Parkway
St. Petersburg, FL 33716

RAYMOND JAMES

CAL

Voucher	Invoice	Date	Description	Amount	Discount	Net Amount
* 002011762	112210	11/22/10		86,257.00		86,257.00
Terry.Flass @RaymondJames.com SIPC FISCAL 2010 2ND HALF						
* 002011763	112210RJA	11/22/10	1	1,514,301.00		1,514,301.00
Terry.Flass @RaymondJames.com SIPC FINAL 2010 2ND HALF						
			TOTAL	1,600,558.00		1,600,558.00

Vendor ID: SECUR00074 Vendor: SECURITIES INVESTOR PROTECTION

Date: 11/23/10 Pay Amount: ***$1,600,558.00 Check #: 000563790

THE FACE OF THIS CHECK IS PRINTED BLUE - THE BACK CONTAINS A SIMULATED WATERMARK


RAYMOND JAMES
Raymond James and Associates, Inc.
880 Carillon Parkway
St. Petersburg, FL 33716
CHECK #
000563790
Date: 11/23/10
Amount
NOT VALID AFTER 90 DAYS
VOID
TO THE ORDER OF
SECURITIES INVESTOR PROTECTION
CORP.

⑈000563790⑈ ⑆031100209⑆ 38603827⑈